P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Fourth Quarter and Full Year 2013 Results

Fourth quarter revenues rise 10.5% year-over-year to $36.3 million

Lod, Israel – January 29, 2014 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the fourth quarter and full year periods ended December 31, 2013.

Fourth Quarter Highlights:

•	Revenues totaled $36.3 million, a 10.5% increase over the year ago quarter

•	Quarterly networking revenues increased 16.7% year-over-year and 7.1% over previous quarter

•	Non-GAAP net income was $1.9 million, or $0.05 per diluted share

•	Net cash provided by operating activities was $5.6 million

•	As of December 31, 2013, the amount of un-earned revenues that are expected to be recognized in the future were 45% higher than as of December 31, 2012

•	Strong momentum in revenues from SBC, Services and Microsoft Lync related activities

Revenues for the fourth quarter of 2013 were $36.3 million, compared to $35.0 million for the third quarter of 2013 and $32.8 million for the fourth quarter of 2012. Revenues were $137.2 million in 2013 compared to $127.5 million in 2012.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $2.8 million, or $0.07 per diluted share, for the fourth quarter of 2013, compared to GAAP net income of $935,000, or $0.02 per diluted share, for the third quarter of 2013, and GAAP net income of $524,000, or $0.01 per diluted share, for the fourth quarter of 2012.

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 1 of 10

The Company reported GAAP net income of $4.2 million, or $0.11 per diluted share, in 2013 compared to a GAAP net loss of $4.2 million, or ($0.11) per diluted share, in 2012.

Non-GAAP net income for the fourth quarter of 2013 was $1.9 million, or $0.05 per diluted share, compared to $1.8 million, or $0.04 per diluted share, for the third quarter of 2013, and $1.1 million, or $0.03 per diluted share, for the fourth quarter of 2012.

The Company reported non-GAAP net income of $5.3 million, or $0.14 per diluted share, in 2013 compared to a non-GAAP net loss of $1.5 million, or ($0.04) per diluted share, in 2012.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax benefit. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the fourth quarter of 2013 totaled $5.6 million. Cash and cash equivalents, bank deposits and marketable securities were $62.2 million as of December 31, 2013 compared to $58.0 million as of September 30, 2013 and $58.5 million as of December 31, 2012.

“We are pleased to report our sixth consecutive quarter of improved financial performance and solid growth for the full year 2013,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “AudioCodes fourth quarter 2013 performance was underlined by strong sequential growth of sales in the Microsoft Lync voice segment and growth in sales of session border controller products. We also achieved better than anticipated increase in our services revenues in 2013. This business momentum drove better fourth quarter operating margin and cash flow contribution from operations. Investments made with our global partners over the past few years continue to contribute to our sustained growth and leadership in the voice networking business. These investments, coupled with increased focus on software products, solutions and services, are expected to provide further strength and support to our expected success in coming years.”

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 2 of 10

“As we look ahead to 2014, AudioCodes stands well positioned to extend its leadership in wide-area voice networking solutions and services for the fast growing segments of unified communications, business services and contact centers. AudioCodes end-to-end One Voice connectivity and networking solutions for Microsoft Lync, hosted PBX services and emerging cloud-based voice solutions have proved to provide high value to our enterprise and service provider customer base globally. Our deep knowledge and rich voice technologies portfolio for connectivity, security, quality of service, routing and mobility, among other features, is key to our success in recent years and is expected to enable our success in next coming years. We believe that these capabilities are a clear competitive advantage within one of the most attractive segments of the communications sector,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s fourth quarter and full year 2013 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 3 of 10

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,763	$15,219
Short-term and restricted bank deposits	9,101	10,330
Short-term marketable securities and accrued interest	15,706	7,966
Trade receivables, net	26,431	24,198
Other receivables and prepaid expenses	6,184	7,274
Inventories	13,811	16,797
Total current assets	101,996	81,784

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$6,628	$9,251
Long-term marketable securities	-	15,762
Investments in an affiliated company	-	1,084
Deferred tax assets	4,855	3,565
Severance pay funds	19,549	15,772
Total long-term assets	31,032	45,434

PROPERTY AND EQUIPMENT, NET	3,191	3,619

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,001	34,952

Total assets	$174,220	$165,789

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$8,436
Trade payables	7,215	6,817
Other payables and accrued expenses	17,874	15,062
Deferred revenues	6,940	4,871
Total current liabilities	36,715	35,186

LONG-TERM LIABILITIES:
Accrued severance pay	$19,845	$16,284
Long-term bank loans	9,791	14,477
Senior convertible notes	353	353
Deferred revenues and other liabilities	2,707	1,192
Total long-term liabilities	32,696	32,306

Total equity	104,809	98,297
Total liabilities and equity	$174,220	$165,789
AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$111,750	$103,651	$29,004	$26,070
Services	25,482	23,839	7,248	6,736
Total Revenues	137,232	127,490	36,252	32,806

Cost of revenues:
Products	51,996	48,371	13,586	12,613
Services	6,568	5,923	1,869	1,487
Total Cost of revenues	58,564	54,294	15,455	14,100

Gross profit	78,668	73,196	20,797	18,706

Operating expenses:
Research and development, net	28,194	28,677	7,200	6,231
Selling and marketing	39,279	40,040	10,288	9,721
General and administrative	8,456	8,214	2,048	1,733
Total operating expenses	75,929	76,931	19,536	17,685
Operating income (loss)	2,739	(3,735)	1,261	1,021
Financial income (expenses), net	96	453	(55)	87
Income (loss) before taxes on income	2,835	(3,282)	1,206	1,108
Income tax benefit (expense), net	1,404	(541)	1,565	(257)
Equity in losses of an affiliated company, net	(21)	(354)	-	(327)

Net income (loss)	$4,218	$(4,177)	$2,771	$524

Basic net earnings (loss) per share	$0.11	$(0.11)	$0.07	$0.01

Diluted net earnings (loss) per share	$0.11	$(0.11)	$0.07	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,241	39,125	38,602	37,931

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	39,097	39,125	39,825	38,169

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Revenues:
Products	$111,750	$103,651	$29,004	$26,070
Services	25,482	23,839	7,248	6,736
Total Revenues	137,232	127,490	36,252	32,806

Cost of revenues:
Products	51,247	47,544	13,365	12,402
Services	6,398	5,865	1,814	1,487
Total Cost of revenues (1) (2)	57,645	53,409	15,179	13,889
Gross profit	79,587	74,081	21,073	18,917

Operating expenses:
Research and development, net (1)	27,786	28,247	7,076	6,103
Selling and marketing (1) (2)	38,317	39,299	10,009	9,592
General and administrative (1)	7,850	7,613	1,866	1,587
Total operating expenses	73,953	75,159	18,951	17,282
Operating income (loss)	5,634	(1,078)	2,122	1,635
Financial income (expenses), net	96	453	(55)	87
Income (loss) before taxes on income	5,730	(625)	2,067	1,722
Income tax expenses, net (3)	(368)	(541)	(207)	(257)
Equity in losses of an affiliated company, net	(21)	(354)	-	(327)

Net income (loss)	$5,341	$(1,520)	$1,860	$1,138

Diluted net earnings (loss) per share	$0.14	$(0.04)	$0.05	$0.03

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	39,439	39,125	40,201	38,375

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Excluding non-cash deferred tax benefit.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)

GAAP net income (loss)	$4,218	$(4,177)	$2,771	$524

GAAP net earnings (loss) per share	$0.11	$(0.11)	$0.07	$0.01
Cost of revenues:
Stock-based compensation (1)	62	61	28	5
Amortization expenses (2)	857	824	248	206
	919	885	276	211
Research and development, net:
Stock-based compensation (1)	408	430	124	128

Selling and marketing:
Stock-based compensation (1)	625	437	188	53
Amortization expenses (2)	337	304	91	76
	962	741	279	129
General and administrative:
Stock-based compensation (1)	606	601	182	146

Income taxes:
Deferred tax (3)	(1,772)	-	(1,772)	-

Non-GAAP net income (loss)	$5,341	$(1,520)	$1,860	$1,138
Non-GAAP Diluted net earnings (loss) per share	$0.14	$(0.04)	$0.05	$0.03

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Non-cash deferred tax benefit.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$4,218	$(4,177)	$2,771	$524
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	3,047	2,883	814	747
Amortization of marketable securities premiums and accretion of discounts, net	349	436	81	109
Equity in losses of an affiliated company, net	21	350	-	336
Increase (decrease) in accrued severance pay, net	(495)	(184)	(709)	125
Stock-based compensation expenses	1,701	1,529	522	332
Increase (decrease) in accrued interest on marketable securities, bank deposits and structured notes	73	4	(42)	(1)
Increase in long-term deferred tax assets, net	(1,290)	(965)	(1,187)	(965)
Decrease (increase) in trade receivables, net	(2,254)	6,725	1,639	2,520
Decrease (increase) in other receivables and prepaid expenses	(462)	1,106	2,201	3,514
Decrease (increase) in inventories	2,986	3,618	(418)	1,935
Increase (decrease) in trade payables	403	(5,545)	(1,399)	153
Increase (decrease) in deferred revenues	3,138	270	(5)	171
Increase (decrease) in other payables and accrued expenses	2,493	(3,054)	1,300	(1,265)

Net cash provided by operating activities	13,928	2,996	5,568	8,235

Cash flows from investing activities:
Decrease in short-term deposits, net	1,229	3,678	500	377
Investment in affiliated company	(1,211)	(183)	-	(111)
Investments in long-term deposits	-	(131)	-	-
Proceeds from redemption of long-term bank deposits	2,623	-	851	-
Proceeds from redemption of marketable securities upon maturity	7,600	-	3,600	850
Purchase of property and equipment	(1,426)	(2,006)	(363)	(162)
Net cash provided by investing activities	8,815	1,358	4,588	954

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	-	(6,917)	-	(618)
Repayment of long-term bank loans	(8,436)	(10,242)	(1,366)	(2,866)
Consideration related to payment of acquisition of NSC	(515)	(336)	-	-

Proceeds from issuance of shares upon exercise of options and warrants	1,752	103	376	68

Net cash used in financing activities	(7,199)	(17,392)	(990)	(3,416)

Increase (decrease) in cash and cash equivalents	15,544	(13,038)	9,166	5,773
Cash and cash equivalents at the beginning of the period	15,219	28,257	21,597	9,446

Cash and cash equivalents at the end of the period	$30,763	$15,219	$30,763	$15,219

AudioCodes Reports Fourth Quarter & Full Year 2013 Results	Page 10 of 10